November 17, 2006

VIA U.S. MAIL AND FACSIMILE

Anthony L. Dowling
Senior Attorney
Jackson National Life Insurance Company
1 Corporate Way
Lansing, Michigan 48951

	Re:	JNLNY Separate Account I
		Jackson National Life Insurance Company of New York Initial Registration Statement on Form N-4
		File Nos. 333-137485 and 811-9357

Dear Mr. Dowling:

	The staff has reviewed the above-referenced registration statement, which the Commission received on September 20, 2006. We have given the registration statement a selective review based on your representation that this filing is substantially similar to another Jackson National Life Insurance Company variable annuity product, File Nos. 136472, 811-8664, that was previously reviewed by the staff. Based on our review, we have the following comment on this filing. Page numbers refer to the courtesy copy of the registration statement for File No. 333-137485.

1.  Cover Page

	a. Please revise the statement that "this prospectus is a summary and ... the Contract and Riders ... are the controlling documents" to remove any implication that an investor may not rely upon the prospectus as a document that describes all the material rights and features of the policy.

	b. Please explain to staff why the disclosure concerning iShares, SPDRs, and Vanguard is being added to the cover page.
Please clarify the meaning of SPDR on the cover page or give a cross-reference to the appropriate place in the prospectus.

2.  Total Annual Fund Operating Expenses (pp. 8)

	Please confirm to staff that the range of total annual fund operating expenses does not reflect any waiver or reimbursement arrangements. See Form N-4, Item 3, Instruction 18.

3.  Example (p. 9)

	Please confirm to staff that the examples do not include any fee waivers or reimbursements. See Form N-4, Item 3, Instruction 21.

4.  Interest Rate Adjustment (p. 11)

	a. Please confirm to staff that the market value adjustment associated with the fixed account has been properly registered pursuant to the Securities Act of 1933 and please provide the file number for its registration.

	b. Please put the second two sentences in the third paragraph on p. 11 into plain English.

5.  Investment Divisions (p. 13)

	Please identify any investment options that are funds of funds.
See Form N-4, Item 5(c). Please note that we may request additional information if any investment options are so identified.

6.  Voting Rights (p. 14)

	Please disclose that the effect of proportional voting is that a small number of contractowners may determine the outcome of the vote.
See Form N-4, Item 5(e).

7.  Mortality and Expense Risk Charge (pp. 6, 14-15)

	a. Please explain to staff the rationale for the breakpoint schedule for the mortality and expense risk charge. The staff will need to review the updated table that includes the actual percentages for the mortality and expense risk and administration charges.

	b. Please confirm to staff that any increase in the mortality and expense risk charge assessed after the sixth contract month will not be retroactive or otherwise be used to recoup charges in the event that the contractowner does not actually make premium payments that equal the Aggregate Premium specified in the Statement of Intention.

	c. Please disclose whether Aggregate Premium in excess of the amount specified in the Statement of Intention will decrease the mortality and expense risk charge. Please also disclose whether any decrease would be retroactive.

	d. Please disclose exactly when and how any increase in mortality and expense risk charge "may" be imposed. Please clarify whether use of the term "may" implies that the company has discretion as to whether or not to impose a change in the mortality and expense risk charge. If so, please disclose what factors determine whether there is a change in the mortality and expense risk charge.

	e. Please confirm supplementally the suggestion on page 15 that the mortality and expense risk charge will not be adjusted for changes in the contract value subsequent to the initial six month period. Please also address this issue in the Key Facts section.

8.  Withdrawals (p. 27)

	Please clarify the conditions described in the two clear bullets
(in the middle of page 27) under which partial withdrawals are not subtracted from the Aggregate Premium.

9.  5% Guaranteed Minimum Withdrawal Benefit with Annual Step-Up
(pp.
34-39)

	The registrant has now added a statement at page 37 that "initiating and monitoring for compliance with RMD requirements is the sole responsibility of the owner." Please explain to staff the rationale for such statement and how this changes the administration of the contracts. The registrant has added similar statements to the disclosure for the other Guaranteed Minimum Withdrawal Benefit options. See p. 43.

10.  Joint 5% For Life GMWB With Annual Step-Up - Owner`s Death
(pp.
44-45)

	The prospectus states that the benefit may terminate upon the death of "the Owner." Please clarify who is "the Owner" under a joint annuity.

11.  Underwriters (Statement of Additional Information (SAI))

	Please provide the disclosure about underwriters required by
Item 20 of Form N-4.

12.  Power of Attorney (Part C)

	Please provide a Power of Attorney that relates specifically to this new registration statement as required by Rule 483(b) of the 1933 Act.

13.  Financial Statements, Exhibits, and Other Information

	Any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statement.





11.  Tandy Representations

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all Information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant`s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the
effective date of the   registration statement as a confirmation
of
the fact that those requesting acceleration are aware of their respective responsibilities.

******************************************************************
***
***

	Please respond to these comments with a letter to me and a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

      Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendment to it. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statement, as amended.


      If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-4644.

      	Sincerely,


								Ellen J. Sazzman
								Senior Counsel
      							Office of Insurance
Products


Anthony L. Dowling
Jackson National Life Insurance Company
November 17, 2006




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